SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(A)

                                (Amendment No. 1)

                                EFTC CORPORATION

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   268443 10 8

                                 (CUSIP Number)

                                Brent Hofmeister
                                EFTC Corporation
                          9351 Grant Street, 6th floor
                                Denver, CO 80229


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 5, 1998

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


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CUSIP NO.  268443 10 8         13D                             Page 2 of 6 Pages


1         NAME OF REPORTING PERSON

          CHARLES E. HEWITSON

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /
                                                                         (b) /X/

3         SEC USE ONLY



4         SOURCE OF FUNDS

          00
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              / /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
          NUMBER OF                  7        SOLE VOTING POWER
            SHARES                            530,406
            BENEFICIALLY
            OWNED                    8        SHARED VOTING POWER
            BY                                0
            EACH
            REPORTING                9        SOLE DISPOSITIVE POWER
            PERSON                            530,406
            WITH
                                     10       SHARED DISPOSITIVE POWER
                                              0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          530,406
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     /X/

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.4%
14        TYPE OF REPORTING PERSON

          IN


                                                           2

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CUSIP NO.  268443 10 8                13D                      Page 3 of 6 Pages


1     NAME OF REPORTING PERSON

      MATTHEW J. HEWITSON

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                       (b) /X/

3     SEC USE ONLY



4     SOURCE OF FUNDS

      00
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
      NUMBER OF         7     SOLE VOTING POWER
        SHARES                530,406
        BENEFICIALLY
        OWNED           8     SHARED VOTING POWER
        BY                    0
        EACH
        REPORTING       9     SOLE DISPOSITIVE POWER
        PERSON                530,406
        WITH
                        10    SHARED DISPOSITIVE POWER
                              0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      530,406
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.4%
14    TYPE OF REPORTING PERSON

      IN

CUSIP NO.  268443 10 8                13D                      Page 4 of 6 Pages


1     NAME OF REPORTING PERSON

      GREGORY C. HEWITSON

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                       (b) /X/

3     SEC USE ONLY



4     SOURCE OF FUNDS

      00
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
      NUMBER OF         7     SOLE VOTING POWER
        SHARES                530,406
        BENEFICIALLY
        OWNED           8     SHARED VOTING POWER
        BY                    0
        EACH
        REPORTING       9     SOLE DISPOSITIVE POWER
        PERSON                530,406
        WITH
                        10    SHARED DISPOSITIVE POWER
                              0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      530,406
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       /X/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.4%
14    TYPE OF REPORTING PERSON

      IN


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




      This Amendment No. 1 to Schedule 13D (this "Amendment") amends the original Statement on Schedule 13D, dated March 6, 1997 (the "Schedule 13D"), of the Reporting Persons (as defined below) relating to the Common Stock, par value $.01 per share (the "Securities") of the following corporation (the "Issuer"):

            EFTC Corporation
            9351 Grant Street, 6th floor
            Denver, CO  80229

      The names of the persons filing this Amendment (the "Reporting Persons") to the Schedule 13D are: Charles E. Hewitson, Matthew J. Hewitson and Gregory C. Hewitson, each of whom is an individual.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

      (a)   The Reporting Persons own Securities as follows:

      Charles E. Hewitson directly owns 530,406 shares, or 3.4% of the Securities outstanding following completion of the public offering referred to in paragraph (c) below;

      Matthew J. Hewitson directly owns 530,406 shares, or 3.4% of the Securities outstanding following completion of the public offering referred to in paragraph (c) below; and

      Gregory C. Hewitson directly owns 530,406 shares, or 3.4% of the Securities outstanding following completion of the public offering referred to in paragraph (c) below.

Each of the Reporting Persons expressly disclaims beneficial ownership of the Securities directly held by each other Reporting Person. The Reporting Persons have no agreement or understanding amongst themselves with respect to acquiring, holding, voting, or disposing of the Securities owned by them or any other equity securities of the Issuer.

      (b) Each Reporting Person has sole power to vote and to direct the voting of, and sole power to dispose, or direct the disposition of, the Securities indicated as directly owned by such Reporting Person in Item 5(a).

      (c) Each Reporting Person has only effected one transaction in the Securities in the past 60 days, being the disposition on June 5, 1998 by each Reporting Person of 25,000 shares of the Securities in an underwritten public offering by the Issuer and certain of its shareholders, including the Reporting Persons, pursuant to a registration Statement on Form S-3 under the Securities Act of 1933 (the "Securities Act").

      (d) Not applicable.

      (e) On February 26, 1998, each of Charles E. Hewitson, Matthew J. Hewitson and Gregory C. Hewitson sold 90,000 shares of the Securities in transactions effected in compliance with Rule 144 under the Securities Act. Each of the Reporting Persons ceased to be the beneficial owner of five percent or more of the Securities outstanding as the result of such sales.



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                                  SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 19, 1998



                                          /S/ Charles E. Hewitson
                                          Charles E. Hewitson



                                          /S/ Matthew J. Hewitson
                                          Matthew J. Hewitson



                                          /S/ Gregory C. Hewitson
                                          Gregory C. Hewitson


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